SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PennyMac Mortgage Investment Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

70931T 10 3

(CUSIP Number)

July 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 70931T 10 3	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 974,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 974,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on 16,735,317 common shares outstanding as of July 29, 2009, as disclosed in the Issuer’s Prospectus dated such date (filed with the Securities and Exchange Commission on July 31, 2009) without including 375,330 restricted share units which upon vesting will be settled in common shares.

CUSIP No. 70931T 10 3	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Offshore Master Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 610,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 610,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]

Based on 16,735,317 common shares outstanding as of July 29, 2009, as disclosed in the Issuer’s Prospectus dated such date (filed with the Securities and Exchange Commission on July 31, 2009) without including 375,330 restricted share units which upon vesting will be settled in common shares

CUSIP No. 70931T 10 3	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 974,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 974,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[3]

Based on 16,735,317 common shares outstanding as of July 29, 2009, as disclosed in the Issuer’s Prospectus dated such date (filed with the Securities and Exchange Commission on July 31, 2009) without including 375,330 restricted share units which upon vesting will be settled in common shares.

CUSIP No. 70931T 10 3	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Offshore Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 610,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 610,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[4]

Based on 16,735,317 common shares outstanding as of July 29, 2009, as disclosed in the Issuer’s Prospectus dated such date (filed with the Securities and Exchange Commission on July 31, 2009) without including 375,330 restricted share units which upon vesting will be settled in common shares.

CUSIP No. 70931T 10 3	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,584,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,584,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%[5]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[5]

Based on 16,735,317 common shares outstanding as of July 29, 2009, as disclosed in the Issuer’s Prospectus dated such date (filed with the Securities and Exchange Commission on July 31, 2009) without including 375,330 restricted share units which upon vesting will be settled in common shares.

CUSIP No. 70931T 10 3	Page 7 of 11 Pages

Item 1	(a).	Name of Issuer

The name of the issuer is PennyMac Mortgage Investment Trust (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Office

The Issuer’s principal executive offices are located at: 27001 Agoura Road, Third Floor Calabasas, California 91301

Item 2	(a).	Name of Person Filing

This statement is filed by:

	(i)	Blue Ridge Limited Partnership, a New York limited partnership (“BRLP”), with respect to the common shares of beneficial interest of the Issuer (“Common Shares”) directly owned by it;

	(ii)	Blue Ridge Offshore Master Limited Partnership, a Cayman Islands exempted limited partnership (“BROMLP”), with respect to the Common Shares directly owned by it;

	(iii)	Blue Ridge Capital Holdings LLC, a New York limited liability company (“BRCH”), with respect to the Common Shares directly owned by BRLP;

	(iv)	Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company (“BRCOH”), with respect to the Common Shares directly owned by BROMLP; and

	(v)	John A. Griffin (“Mr. Griffin”), with respect to the Common Shares directly owned by BRLP or BROMLP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons (other than BROMLP) is:

660 Madison Avenue, 20th Floor New York, NY 10065

The address of the business office of BROMLP is: P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

Item 2	(c).	Citizenship

BRLP is a limited partnership organized under the laws of the State of New York. BROMLP is an exempted limited partnership organized under the laws of the Cayman Islands. BRCH and BRCOH are limited liability companies organized under the laws of the State of New York. Mr. Griffin is a United States citizen.

Item 2	(d).	Title of Class of Securities

Common Shares of Beneficial Interest, $0.01 par value per share (the “Common Shares”).

Item 2	(e).	CUSIP Number

70931T 10 3.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(i)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 70931T 10 3	Page 8 of 11 Pages

Item 4.		Ownership

	A.	BRLP

		(a)	Amount beneficially owned: 974,000 Common Shares

		(b)	Percent of class: 5.8%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 0

			(ii)	Shared power to vote or to direct the vote: 974,000

			(iii)	Sole power to dispose or to direct the disposition of: 0

			(iv)	Shared power to dispose or to direct the disposition of: 974,000

	B.	BROMLP

		(a)	Amount beneficially owned: 610,000 Common Shares

		(b)	Percent of class: 3.6%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 0

			(ii)	Shared power to vote or to direct the vote: 610,000

			(iii)	Sole power to dispose or to direct the disposition of: 0

			(iv)	Shared power to dispose or to direct the disposition of: 610,000

	C.	BRCH

		(a)	Amount beneficially owned: 974,000 Common Shares

		(b)	Percent of class: 5.8%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 0

			(ii)	Shared power to vote or to direct the vote: 974,000

			(iii)	Sole power to dispose or to direct the disposition of: 0

			(iv)	Shared power to dispose or to direct the disposition of: 974,000

	D.	BRCOH

		(a)	Amount beneficially owned: 610,000 Common Shares

		(b)	Percent of class: 3.6%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 0

			(ii)	Shared power to vote or to direct the vote: 610,000

			(iii)	Sole power to dispose or to direct the disposition of: 0

			(iv)	Shared power to dispose or to direct the disposition of: 610,000

	E.	Mr. Griffin

		(a)	Amount beneficially owned: 1,584,000 Common Shares

		(b)	Percent of class: 9.5%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 0

			(ii)	Shared power to vote or to direct the vote: 1,584,000

			(iii)	Sole power to dispose or to direct the disposition of: 0

			(iv)	Shared power to dispose or to direct the disposition of: 1,584,000

The ownership percentages set forth above are based on there being 16,735,317 Common Shares outstanding as of July 29, 2009, as reported by the Issuer in its Prospectus dated July 29, 2009 (filed with the Securities and Exchange Commission on July 31, 2009), without including 375,330 restricted share units which upon vesting will be settled in Common Shares.

BRCH is the general partner of BRLP. Mr. Griffin is the sole managing member of BRCH. Mr. Griffin and BRCH share investment and voting control over shares held by BRLP.

BRCOH is the general partner of BROMLP. Mr. Griffin is the sole managing member of BRCOH. Mr. Griffin and BRCOH share investment and voting control over shares held by BROMLP.

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

BRCH, the general partner of BRLP, has the power to direct the affairs of BRLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Shares. BRCOH, the general partner of BROMLP, has the power to direct the affairs of BROMLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Shares. Mr. Griffin is the Managing Member of BRCH and BRCOH, and in that capacity directs their operations.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.		Identification and Classification of Members of the Group

Not applicable.

Item 9.		Notice of Dissolution of Group

Not applicable.

Item 10.		Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70931T 10 3		Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2009

BLUE RIDGE LIMITED PARTNERSHIP

	By:	Blue Ridge Capital Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

	By:	Blue Ridge Capital Offshore Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

/s/ John A. Griffin
John A. Griffin

CUSIP No. 70931T 10 3		Page 10 of 11 Pages

EXHIBIT 1 JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: August 7, 2009

BLUE RIDGE LIMITED PARTNERSHIP

By:	Blue Ridge Capital Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	Blue Ridge Capital Offshore Holdings LLC, as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

CUSIP No. 70931T 10 3	Page 11 of 11 Pages

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin